FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Walker Jeffrey C. (Last) (First) (Middle)	2. Issuer Name Guitar Center, Inc. and Ticker or Trading Symbol ("GTRC")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas - 40th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 03/14/2003
(Street) New York, New York 10020		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/14/03		S		45,000	D	$4.33	2,806,919	I	(FN 1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Stock Option (right to purchase)	$28.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/6/99	5/6/08	Common Stock	1,667		-0-	D	(FN 2)
Stock Option (right to purchase)	$28.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/6/00	5/6/08	Common Stock	1,667		-0-	D	(FN 2)
Stock Option (right to purchase)	$28.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/6/01	5/6/08	Common Stock	1,666		-0-	D	(FN 2)
Stock Option (right to purchase)	$16.4375	N/A	N/A	N/A	N/A	N/A	N/A	4/26/00	4/26/09	Common Stock	1,667		-0-	D	(FNs 2 and 3)
Stock Option (right to purchase)	$16.4375	N/A	N/A	N/A	N/A	N/A	N/A	4/26/01	4/26/09	Common Stock	1,667		-0-	D	(FNs 2 and 3)
Stock Option (right to purchase)	$16.4375	N/A	N/A	N/A	N/A	N/A	N/A	4/26/02	4/26/09	Common Stock	1,666		-0-	D	(FNs 2 and 3)
Stock Option (right to purchase)	$13.5625	N/A	N/A	N/A	N/A	N/A	N/A	5/2/01	5/2/10	Common Stock	5,000		-0-	D	(FNs 2 and 4)
Stock Option (right to purchase)	$11.5281	N/A	N/A	N/A	N/A	N/A	N/A	5/2/00	5/2/10	Common Stock	1,966		-0-	D	(FN 2)
Stock Option (right to purchase)	$12.325	N/A	N/A	N/A	N/A	N/A	N/A	7/27/00	7/27/10	Common Stock	1,839		-0-	D	(FN 2)
Stock Option (right to purchase)	$11.1563	N/A	N/A	N/A	N/A	N/A	N/A	11/2/00	11/2/10	Common Stock	2,032		-0-	D	(FN 2)
Stock Option (right to purchase)	$14.0781	N/A	N/A	N/A	N/A	N/A	N/A	2/8/01	2/8/11	Common Stock	1,610		-0-	D	(FN 2)
Stock Option (right to purchase)	$19.2350	N/A	N/A	N/A	N/A	N/A	N/A	4/26/02	4/26/11	Common Stock	1,667		-0-	D	(FN 2)
Stock Option (right to purchase)	$19.2350	N/A	N/A	N/A	N/A	N/A	N/A	4/26/03	4/26/11	Common Stock	1,667		-0-	D	(FN 2)
Stock Option (right to purchase)	$19.2350	N/A	N/A	N/A	N/A	N/A	N/A	4/26/04	4/26/11	Common Stock	1,666		-0-	D	(FN 2)
Stock Option (right to purchase)	$16.3498	N/A	N/A	N/A	N/A	N/A	N/A	4/26/01	4/26/11	Common Stock	1,386		-0-	D	(FN 2)
Stock Option (right to purchase)	$16.6500	N/A	N/A	N/A	N/A	N/A	N/A	7/26/02	7/26/11	Common Stock	2,000		-0-	D	(FNs 2 and 5)
Stock Option (right to purchase)	$14.1525	N/A	N/A	N/A	N/A	N/A	N/A	7/26/01	7/26/11	Common Stock	4,004		-0-	D	(FN 2)
Stock Option (right to purchase)	$12.0233	N/A	N/A	N/A	N/A	N/A	N/A	10/25/01	10/25/11	Common Stock	1,178		-0-	D	(FN 2)
Stock Option (right to purchase)	$13.6935	N/A	N/A	N/A	N/A	N/A	N/A	2/22/02	2/22/12	Common Stock	1,035		-0-	D	(FN 2)
Stock Option (right to purchase)	$16.5538	N/A	N/A	N/A	N/A	N/A	N/A	5/3/02	5/3/12	Common Stock	856		-0-	D	(FN 2)
Stock Option (right to purchase)	$19.4750	N/A	N/A	N/A	N/A	N/A	N/A	5/3/03	5/3/12	Common Stock	7,000		-0-	D	(FNs 2 and 6)
Stock Option (right to purchase)	$14.6838	N/A	N/A	N/A	N/A	N/A	N/A	7/3/02	7/3/12	Common Stock	4,824		-0-	I	(FN 7)
Stock Option (right to purchase)	$16.2308	N/A	N/A	N/A	N/A	N/A	N/A	11/7/02	11/7/02	Common Stock	873		-0-	I	(FN 7)
Explanation of Responses:
(1) The amount shown in Column 5 of Table I represents the direct and indirect beneficial ownership of the Issuer’s equity securities by J.P. Morgan Partners (SBIC), LLC (“JPM SBIC”), and J.P. Morgan Partners (BHCA), L.P. (“JPM BHCA”), a portion of which may be deemed attributable to the reporting person because the reporting person is President of JPM SBIC and a limited partner of JPMP Master Fund Manager, L.P. (“MF Manager”), the general partner of JPM BHCA. subject to several variables, including JPM BHCA’s internal rate of return and vesting.

(2) These stock options were granted to the Reporting Person as director's compensation; the Reporting Person is obligated to transfer any shares issued under the stock options to JPM SBIC.
(3) These options became exercisable in three annual installments, commencing April 26, 2000, April 26, 2001 and April 26, 2002.
(4) These options become exercisable in three annual installments on May 2, 2001, May 2, 2002 and May 2, 2003.
(5) These options become exercisable in three annual installments, commencing July 26, 2002, July 26, 2003 and July 26, 2004.
(6) These options become exercisable in three annual installments, commencing May 3, 2003, May 3, 2004 and May 3, 2005.
(7) The amounts shown in the last two rows of Table II represent the direct beneficial ownership of the Issuer’s equity securities by JPM SBIC, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is President of JPM SBIC and a limited partner of MF Manager. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including JPM BHCA’s internal rate of return and vesting.

/s/ Jeffrey C. Walker	03/18/03

** Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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